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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 10)(1)



                         BOSTON SCIENTIFIC CORPORATION
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                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                        (Title or Class of Securities)


                                   101137 10 7
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                                (CUSIP Number)


                               December 31, 2002
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

__________________________________

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 101137 10 7                 13G                            PAGE 2 OF 5
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  1     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        John E. Abele
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
        Not applicable.                                                  (b) [_]
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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        The United States of America
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                     5     SOLE VOTING POWER

                           27,142,250 (See Item 4(a))
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 837,719
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   27,142,250 (See Item 4(a))
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           837,719
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        27,979,969
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [X]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.8%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
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CUSIP NO. 101137 10 7                 13G                            PAGE 3 OF 5
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ITEM 1(A).  NAME OF ISSUER:

            Boston Scientific Corporation, a Delaware corporation



ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Boston Scientific Place
            Natick, MA 01760



ITEM 2(A).  NAME OF PERSON FILING:

            John E. Abele (the "Reporting Person")



ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Boston Scientific Corporation
            One Boston Scientific Place
            Natick, MA 01760



ITEM 2(C).  CITIZENSHIP:

            The United States of America



ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share



ITEM 2(E).  CUSIP NUMBER:

            101137 10 7



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.



ITEM 4.     OWNERSHIP: (2)

            (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 27,979,969(3) shares.
            (b)  Percent of class: 6.8%
            (c)  Number of shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote: 27,142,250
                 (ii)  Shared power to vote or to direct the vote: 837,719
                 (iii) Sole power to dispose or to direct the disposition of:
                       27,142,250
                 (iv)  Shared power to dispose or to direct the disposition of:
                       837,719
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CUSIP NO. 101137 10 7                 13G                            PAGE 4 OF 5
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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.



ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.



ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.



ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.



ITEM 10.    CERTIFICATIONS:

            Not applicable.



_______________________

(2) This Schedule 13G is being filed to correct the number of shares listed as beneficially owned by Mr. Abele in the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2002 (File No. 005-43484).

(3) Includes 607,000 shares owned by a charitable trust of which the
Reporting Person is a trustee and shares investment and ownership control as well as 230,719 shares owned by a trust of which the Reporting Person is a trustee and shares investment and ownership control. Also includes 130,000 shares subject to exercisable options granted to the Reporting Person. Does not include 200,000 shares owned by the Reporting Person's wife. In accordance with Rule 13d-4, the Reporting Person disclaims beneficial ownership of these 200,000 shares.
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CUSIP NO. 101137 10 7                 13G                            PAGE 5 OF 5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 17, 2004
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       (Date)




                                                /s/ John E. Abele
                                                --------------------------
                                                    John E. Abele